UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-15092

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

(Translation of registrant’s name into English)

Turkcell Küçükyalı Plaza

Aydınevler Mahallesi, İsmet İnönü Caddesi, No:20

Küçükyalı B Blok Ofispark

34854 Maltepe
Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated May 11, 2026 announcing the release of the registrant's first quarter 2026 results.

TURKCELL

İLETİŞİM HİZMETLERİ

FIRST QUARTER 2026 RESULTS

Strong Growth Supported by Our Strategic Focus Areas

•	Please note that all financial data is consolidated and comprises that of Turkcell İletişim Hizmetleri A.S. (the “Company” or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”) unless otherwise stated.

•	We have three reporting segments:

o	"Turkcell Türkiye," which comprises our telecom, digital services, and digital business services related businesses, retail channel operations, smart devices management, and consumer electronics sales through digital channels in Türkiye. All non-financial data presented in this press release is unconsolidated and comprises Turkcell Türkiye only unless otherwise stated. The terms "we," "us," and "our" in this press release refer only to Turkcell Türkiye, except in discussions of financial data, where such terms refer to the Group, and except where context otherwise requires.

o	“Techfin” which comprises all of our financial services businesses.

o	“Other” which primarily comprises our international, energy businesses, non-group call center, and intersegment eliminations.

•	This press release provides a year-on-year comparison of our key indicators. Figures in parentheses following the operational and financial results for March 31, 2026, refer to the same item as of March 31, 2025. For further details, please refer to our consolidated financial statements and notes as of and for March 31, 2026, accessible via our website in the investor relations section (www.turkcell.com.tr).

•	Selected financial information presented in this press release for the first quarter of 2025 and 2026 is based on IFRS figures in TRY terms unless otherwise stated.

•	In the tables used in this press release, totals may not foot due to rounding differences. The same applies to the calculations in the text.

•	Year-on-year percentage comparisons in this press release reflect mathematical calculations.

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NOTICE

This press release contains the Company’s financial information for the period ended March 31, 2026, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This press release contains the Company’s financial information prepared in accordance with International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS29”). Therefore, the financial statement information included in this press release for the periods presented is expressed in terms of the purchasing power of the Turkish Lira as of March 31, 2026. The Company restated all non-monetary items in order to reflect the impact of the inflation restatement reporting in terms of the measuring unit current as of March 31, 2026. Comparative financial information has also been restated using the general price index of the current period.

This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, Section 21E of the U.S. Securities Exchange Act of 1934, and the Safe Harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. This includes, in particular, and without limitation, our targets for consolidated revenue growth, data center and cloud revenue growth, EBITDA margin, and operational capex over sales ratio for the full year 2026. In establishing such guidance and outlooks, the Company has used a certain number of assumptions regarding factors beyond its control, particularly in relation to macroeconomic indicators, such as expected inflation levels, that may not be realized or achieved. More generally, all statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position, and business strategy, may constitute forward-looking statements. Forward-looking statements can generally be identified by the use of forward-looking terminology such as, among others, “will,” “expect,” “intend,” “estimate,” “believe,” “continue,” and “guidance.”

Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements that may be expressed or implied by forward-looking statements. Should one or more of these risks or uncertainties materialize or underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned, or projected.

These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance, or achievements to differ materially from our future results, performance, or achievements expressed or implied by such forward-looking statements. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward- looking statements, see our Annual Report on Form 20-F for 2025 filed with the U.S. Securities and Exchange Commission, and in particular, the risk factor section therein. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to the Company, and we undertake no duty to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

The Company makes no representation as to the accuracy or completeness of the information contained in this press release, which remains subject to verification, completion, and change. No responsibility or liability is or will be accepted by the Company or any of its subsidiaries, board members, officers, employees, or agents as to or in relation to the accuracy or completeness of the information contained in this press release or any other written or oral information made available to any interested party or its advisers.

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FINANCIAL HIGHLIGHTS

TRY million	Q125	Q126	y/y%
Revenue	62,767	68,377	8.9%
EBITDA[1]	27,428	28,300	3.2%
EBITDA Margin (%)	43.7%	41.4%	(2.3	)pp
EBIT[2]	10,749	10,439	(2.9)%
EBIT Margin (%)	17.1%	15.3%	(1.9	)pp
Net Income	4,033	4,634	14.9%

HIGHLIGHTS

•	The Annual General Assembly Meeting for the 2025 fiscal year took place on May 7, 2026. For the results, please click here.

•	Consistent with the Company’s uninterrupted dividend distribution practice since 2016, the General Assembly approved a gross dividend distribution of TRY 8.8 billion from 2025 distributable income, corresponding to a gross dividend of TRY 4.00 (net TRY 3.40) per ordinary share with a nominal value of TRY 1. The dividend will be paid in cash on December 9, 2026.

•	As of March 31, 5G has gone live in Türkiye, marking a new phase in the country’s digital transformation. Supported by its superior spectrum capacity and network capabilities, Turkcell has begun rolling out high-speed 5G services across 81 provinces.

•	To support the Company’s investments in 5G and other next-generation communication technologies, a USD 1 billion Murabaha syndicated loan was secured in March. With its competitive 7-year maturity, this transaction also represents one of the largest corporate Murabaha syndications ever executed by a Turkish company, marking an important milestone for both Turkcell and the broader Turkish corporate financing market. We believe that the strong participation from international lenders underscores their confidence in our strong balance sheet and resilient financial performance.

•	Strong growth driven by corporate revenues and Paycell;

o	Steady top-line growth of 8.9% YoY to TRY 68.4 billion, driven by strong corporate performance. Increased hardware sales, alongside continued growth in the Data Center & Cloud business were the main contributors, while Paycell continued to support Group revenues.

o	EBITDA[1] increased by 3.2%, leading to an EBITDA margin of 41.4%; EBIT[2] was down by 2.9% due to increased investments, resulting in an EBIT margin of 15.3%.

o	Despite an increased tax burden, net income grew by 14.9% to TRY 4.6 billion, primarily driven by higher monetary gains from capitalization of the 5G license and a positive contribution from equity accounted investees.

o	Net leverage[3] level was at 0.42x; net short FX position increased to USD1.2 billion mainly due to the 5G tender, reflecting a selective hedging approach considering prevailing hedging costs. Medium-term net FX target range – USD1.5bn to +USD1.5bn.

•	Solid subscriber performance with a sustained postpaid and fiber focus

o	661 thousand mobile postpaid net additions, postpaid subscriber base share at 81%

o	36 thousand fiber net additions including resell operations

o	Accelerated Superbox subscriber acquisition with 38 thousand net additions

o	138 thousand new fiber homepasses in Q126, bringing total to 6.5 million

o	Resilient residential fiber ARPU growth of 9.7%

(1) EBITDA is a non-GAAP financial measure. See page 14 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(2) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

(3) Our net debt calculation includes financial assets at fair value, whether through other comprehensive income or through profit and loss, reported under current and non-current assets, as well as financial assets at amortized cost. Required reserves held in CBRT balances are not included in total cash and net debt calculation.

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COMMENTS BY CEO, ALİ TAHA KOÇ, PhD

The first quarter of 2026 marked a historic milestone in Türkiye’s digital transformation journey. At Turkcell, we proudly introduced Türkiye to 5G in Turkcell quality, backed by our 32 years of technology leadership, strong infrastructure investments, and innovative vision. With the launch of 5G, we not only advanced communication standards but also paved the way for a next-generation digital infrastructure. This infrastructure will enhance our country’s competitiveness across many sectors, from industry to healthcare and from education to transportation. With the widest frequency bandwidth, our high-capacity network architecture, strong fiber infrastructure, and data centers, we made a strong start to this new era. Following the successful completion of our 5G preparation and tender processes, we launched a large-scale advertising campaign with a world-renowned celebrity. The strong interest in our “5-fold” campaign, launched to celebrate the 5G era, within a very short period clearly demonstrated our subscribers’ excitement for the next-generation connectivity experience. It also showed that the 5G experience we offer resonates strongly across all segments of society.

This new era, ushered in by 5G, has brought to the forefront not only our strong technological infrastructure but also our long-term investment vision and financial flexibility. While we continue to pursue investments that will shape Türkiye’s digital future with determination, our ability to access international financing sources has been a key enabler of our strategy. The USD 1 billion Murabaha syndicated loan we secured to support investments in 5G transformation and other next-generation connectivity technologies, once again confirmed global investors’ confidence in our Company’s vision and strong financial structure. Moreover, this transaction was recorded as the largest corporate Murabaha syndicated loan ever executed by a Turkish company.

We completed the first quarter with strong financial results. Our consolidated revenues reached TRY 68.4 billion, increasing by 8.9% year-on-year. Digital Business Services (DBS) and Paycell continued to outperform the Group. Consolidated EBITDA¹ increased by 3.2% to reach TRY 28.3 billion, while the EBITDA margin remained healthy at 41.4%. Our net profit increased by 14.9% to TRY 4.6 billion.

Leadership in digital transformation: 5G-enabled solutions and new speed standards

We experienced a quarter in which market dynamics rationalized compared with previous quarters. Thanks to our customer-focused approach, strong infrastructure, and innovative offerings, we closed the first quarter with positive results in Mobile Number Portability (MNP). Our total mobile subscriber base also expanded with a net addition of 655 thousand subscribers. Our postpaid subscriber base, which is at the core of our sustainable value creation strategy, maintained its steady growth with a net addition of 661 thousand, reaching a postpaid subscriber share of 81%. Supported by the increase in the postpaid subscriber share and our strong performance in upselling subscribers, mobile ARPU (excluding M2M) remained resilient. This was despite limited pricing adjustments in an intensely competitive environment of the previous year and persistently high inflation.

With Superbox 5G, we launched the era of fiber-speed internet in regions not yet covered by our fiber infrastructure, supported by ultra-powerful Wi-Fi 7 modem capability. With this momentum, our Superbox subscriber base reached 754 thousand, with a net addition of 38 thousand. In addition, with our portable “Superbox GO” modem, we began offering our customers a truly location and cable independent, flexible 5G connectivity experience.

By declaring 2026 as the “Year of Speed”, we also redefined the rules of the game on the fixed side. With our Superonline UltraFiber packages, supported by Wi-Fi 7 technology for the first time in Türkiye, we became the first and only operator to offer home internet speeds of up to 10 Gbps to our subscribers. In the first quarter of the year, we achieved a total of 36 thousand net fiber subscriber additions, including our resell portfolio, of which 21 thousand came from Turkcell fiber. In line with our fiber-focused profitable growth strategy, our DSL and cable subscriber base continued to decline. Supported by sustained demand for high-speed packages and our strong focus, the share of our fiber subscribers with speeds of 1,000 Mbps and above increased to approximately 20% of our total residential fiber subscribers. Driven by our strategy of migrating subscribers to higher-tier packages, pricing adjustments, and the contribution of our IPTV service, residential fiber ARPU grew by 9.7% year-on-year.

With our continued fixed infrastructure investments in the first quarter, we expanded our Turkcell fiber footprint by an additional 138 thousand homepasses, bringing the total to 6.5 million. Our take-up rate reached 41.8%.

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Consistent growth in our strategic focus areas

Paycell, which is the main growth engine of our Techfin business, continued to grow above the Group average despite a high base effect. Paycell revenues increased by 15%, driven by strong momentum in the POS and mobile payment segments. On the other hand, Financell’s revenues declined as ongoing installment limitations constrained growth in new loan volumes. However, its Net Interest Margin (NIM) expanded significantly to 8.3%, up by 3.6 points compared with the same period last year. Total revenue growth in the Techfin segment was at 4%.

DBS made a very strong start to 2026. Rising hardware revenues, supported by increasing corporate projects, together with the 21% growth in our data center and cloud business, drove a 64% year-on-year increase in DBS revenues.

Sustainability vision reinforced by international achievements

By positioning sustainability among our strategic priorities, we carefully consider the environmental and social impact of all our business processes. We move forward with the goal of reducing our environmental footprint and increasing efficiency through our investments in this area. In line with our sustainability targets, we are increasing our capacity by investing in our own solar power plants, while also evaluating inorganic growth opportunities through strategic acquisitions. We completed the acquisition of a 12.1 MW solar power plant in Mersin in April. Following this acquisition, our total active solar energy capacity reached 74.4 MW.

Another development that boosted our motivation in our sustainability efforts was the global recognition of our environmental performance, as reflected in the “Global A” score we received under the CDP Climate Change Program.

This quarter, we also published our 2025 sustainability report in compliance with TSRS. Within the scope of the report, we addressed climate-related risks and opportunities in a holistic manner. We also expanded the scope of our environmental performance by reporting our water footprint for the first time this year. We believe that these efforts have reinforced our alignment with national regulations and global climate targets, while also strengthening our engagement with our stakeholders.

Turkcell’s signature on global platforms

We successfully represent our country and our sector on international platforms. At the Mobile World Congress (MWC 2026), the model we developed with industry stakeholders to block international fraudulent calls, which has prevented millions of fraud attempts on our network to date was selected by the GSMA as a best practice. In line with our vision of driving innovation in the sector, we also entered into strategic partnerships to carry out R&D activities on 6G and next-generation network technologies at MWC 2026.

As Türkiye’s Turkcell, I sincerely thank my dedicated colleagues who contribute to every step we take with the motivation to move our country forward, as well as our Board of Directors, shareholders, and business partners for their support.

(1) EBITDA is a non-GAAP financial measure. See page 14 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income

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FINANCIAL AND OPERATIONAL REVIEW OF FULL YEAR

Financial Review of Turkcell Group

	Quarters
Profit & Loss Statement (million TRY)	Q125	Q126	y/y%
Revenue	62,766.5	68,377.0	8.9%
Cost of revenue[1]	(28,259.3)	(32,195.8)	13.9%
Cost of revenue1/Revenue	(45.0)%	(47.1)%	(2.1	)pp
Gross Margin[1]	55.0%	52.9%	(2.1	)pp
Administrative expenses	(2,617.7)	(2,979.3)	13.8%
Administrative expenses/Revenue	(4.2)%	(4.4)%	(0.2	)pp
Selling and marketing expenses	(4,207.3)	(4,542.8)	8.0%
Selling and marketing expenses/Revenue	(6.7)%	(6.6)%	0.1	pp
Net impairment losses on financial and contract assets	(253.9)	(359.2)	41.5%
EBITDA[2]	27,428.3	28,299.8	3.2%
EBITDA Margin	43.7%	41.4%	(2.3	)pp
Depreciation and amortization	(16,679.6)	(17,860.5)	7.1%
EBIT[3]	10,748.7	10,439.3	(2.9)%
EBIT Margin	17.1%	15.3%	(1.9	)pp
Net finance income / (costs)	(468.6)	1,569.2	n.m
Finance income	5,177.3	3,730.4	(27.9)%
Finance costs	(6,900.7)	(7,625.9)	10.5%
Monetary gain	1,254.8	5,464.7	335.5%
Net o ther income / (expenses)	(588.4)	(427.4)	(27.4)%
Share of profit of equity accounted investees	(1,130.7)	305.5	n.m
Profit Before Income Tax	8,560.9	11,886.6	38.8%
Income tax expense	(4,527.5)	(7,252.2)	60.2%
Net Income	4,033.4	4,634.4	14.9%

(1) Excluding depreciation and amortization expenses.

(2) EBITDA is a non-GAAP financial measure. See page 14 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(3) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

Revenue of the Group grew by 8.9% year-on-year, reaching TRY68,377 million (TRY62,767 million) in Q126. This growth was primarily driven by the robust performance of Turkcell Türkiye, mainly attributable to corporate revenues.

In the first quarter, Turkcell Türkiye revenues, representing 90% of Group top-line, increased by 8.6% to TRY61,877 million (TRY56,957 million).

-	Corporate revenues recorded solid growth of 34%, largely driven by Digital Business Services, which delivered 64% revenue growth thanks to higher hardware revenues through successful execution of large-scale projects. Data Center & Cloud revenues also posted a remarkable 21.0% year-on-year growth.

-	Consumer segment recorded a more moderate growth of 2.6%. This performance was underpinned by the expansion of our postpaid subscriber base and strong fixed ARPU performance. Conversely, mobile ARPU (excluding M2M) remained broadly flat this quarter, reflecting the continued impact of last year’s intense competitive pricing environment and persistently high inflation.

-	Wholesale revenues recorded a growth of 7.9% to TRY2,535 million (TRY2,350 million).

Techfin segment revenues, accounting for 5% of Group revenues, grew by 4.0% to TRY3,740 million (TRY3,594 million). The driver of this growth was Paycell business. Please refer to the Techfin section for details.

Other segment revenues, comprising 4% of Group revenues, which mostly includes Turkcell International revenues, energy business revenues and non-group call center revenues, rose 24.6% to TRY2,760 million (TRY2,215 million).

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Cost of revenue (excluding depreciation and amortization) increased to 47.1% (45.0%) as a percentage of revenues for the first quarter of 2026. This was driven mainly by the increase in cost of goods sold (3.7)pp, radio expenses (0.4)pp, personnel expenses (0.3)pp, and other cost items (0.2)pp, despite the decline in funding costs (0.8)pp, energy costs (0.7)pp, treasury share (0.7)pp and interconnection costs (0.4)pp as a percentage of revenues.

Administrative expenses increased slightly to 4.4% (4.2%) as a percentage of revenues this quarter, primarily driven by personnel expenses.

Selling and marketing expenses as a percentage of revenue remained broadly stable at 6.6% (6.7%), despite higher 5G-related marketing expense. The increase in marketing expenses was offset by the slower growth in personnel expenses relative to top-line expansion.

Net impairment losses on financial and contract assets were at 0.5% (0.4%) as a percentage of revenues in Q126.

EBITDA1 increased by 3.2% year-on-year in Q126 leading to an EBITDA margin of 41.4% (43.7%).

-	Turkcell Türkiye EBITDA was up by 1.3% to TRY26,282 million (TRY25,957 million), resulting in an EBITDA margin of 42.5% (45.6%).

-	Techfin segment EBITDA increased by 30.3% to TRY1,223 million (TRY938 million), representing a 6.6pp robust expansion in EBITDA margin to 32.7% (26.1%). This favorable margin performance was primarily attributable to Financell’s improved funding costs through FX loan utilization. However, the strong momentum of the Paycell POS business limited the overall Techfin margin expansion.

-	The EBITDA of Other was at TRY795 million (TRY533 million).

Depreciation and amortization expenses increased by 7.1%, amounting to TRY17,861 million (TRY16,680 million).

Net finance income reached TRY1,569 million (TRY469 million cost) in Q126. This strong improvement was attributable to higher monetary gains arising from the capitalization of 5G license. Excluding monetary gains, net finance costs rose due to a higher net short FX position led by increased foreign currency liabilities linked to 5G.

See Appendix A for details of net foreign exchange gain and loss.

Net Other expenses were at TRY427 million (TRY588 million) in Q126.

Income tax expense increased to TRY7,252 million (TRY4,528 million). Please recall that inflation accounting was discontinued in the 2025 statutory financial statements, and its impact became visible in our financials starting from Q4 2025. This continued to be the main driver of the higher income tax expense in Q1 2026. In addition, only limited fixed asset revaluation was performed during the period, which provided a limited offset against the adverse tax impact. This increase in the tax expense during the quarter was primarily attributable to deferred tax expense, while the impact of cash tax payments remained limited.

Net income of the Group increased by 14.9% to TRY4,634 million (TRY4,033 million) in Q126. This improvement resulted from substantial monetary gain registered in the first quarter along with improved contribution from TOGG. Profit before income tax grew by 38.8% year on year to TRY11,887 million (TRY8,561 million), driven by strong operational performance and diciplined balance sheet management.

(1) EBITDA is a non-GAAP financial measure. See page 14 for the explanation of how we calculate adjusted EBITDA and its reconciliation to net income.

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Total cash & debt: Consolidated cash as of March 31, 2026 decreased to TRY95,773 million from TRY101,048 million as of December 31, 2025. This decline was primarily attributable to the first installment of the 5G license payment, including VAT, totaling USD653 million, together with the TRY3.2 billion Wireless Usage Fee, which is paid in the first quarter of each year, as well as bonus payments to employees. 57% of our cash is in USD, 20% in EUR, and 23% in TRY. Excluding FX swap transactions, 71% of our cash is in USD and 29% in EUR. Alongside these sizeable cash outflows, we reinforced our liquidity position through a USD 1 billion Murabaha syndicated loan, further strengthening our financial flexibility and balance sheet resilience. Accordingly, consolidated debt as of March 31, 2026, increased to TRY206,347 million from TRY174,578 million as of December 31, 2025. Note that TRY16,230 million of our consolidated debt comprises lease obligations. After hedging transactions, 64% of our consolidated debt is in USD, 24% in EUR, 5% in CNY, and 7% in TRY. Due to cash disbursements, as of March 31, 2026, net debt1 increased to TRY48,827 million from TRY16,383 million as of December 31, 2025, with a net debt to EBITDA ratio of 0.42x.

We continued to manage the Group’s net FX position proactively, taking into account prevailing hedging costs and the relatively stable FX environment. Accordingly, we maintained our medium-term net FX target range of between minus USD1.5 billion and plus USD1.5 billion. As of quarter-end, the Group’s short net FX position stood at USD1.2 billion, including the hedging portfolio and advance payments.

Capital expenditures, including non-operational items, increased to TRY76,583 million in Q126, mainly driven by the 5G license amounting to USD1.2 billion (excluding VAT). Operational capital expenditures (excluding license fees) at the Group level were at 21.5% of total revenues.

	Quarters
Capital expenditures (million TRY)	Q125	Q126
Operational Capex	12,685.7	14,668.8
License and Related Costs	12.1	55,921.5
Non-operational Capex (Including IFRS15 & IFRS16)	8,393.2	5,992.3
IFRS15	2,574.3	2,437.7
IFRS16	4,007.1	3,525.3
Other	1,811.8	29.3
Total Capex	21,090.9	76,582.6

(1) Our net debt calculation includes financial assets at fair value, whether through other comprehensive income or through profit and loss, reported under current and non-current assets, as well as financial assets at amortized cost. Required reserves held in CBRT balances are not included in total cash and net debt calculation.

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Operational Review of Turkcell Türkiye

	Quarters
Summary of Operational Data	Q125	Q425	Q126	y/y %		q/q %
Number of subscribers[1] (million)	43.1	43.9	44.5	3.2%		1.4%
Mobile Postpaid (million)	29.3	31.5	32.2	9.9%		2.2%
Mobile M2M (million)	5.3	5.9	6.2	17.0%		5.1%
Mobile Prepaid (million)	9.0	7.6	7.6	(15.6)%		-
Turkcell Fiber (thousand)	2,484.4	2,573.6	2,594.9	4.4%		0.8%
Resell Fixed Broadband (thousand)	774.2	712.9	687.4	(11.2)%		(3.6)%
ADSL (thousand)	721.8	611.4	573.3	(20.6)%		(6.2)%
Cable (thousand)	33.1	25.7	23.3	(29.6)%		(9.3)%
Fiber (thousand)	19.3	75.8	90.9	371.0%		19.9%
Superbox[2] (thousand)	660.0	716.1	754.1	14.3%		5.3%
IPTV (thousand)	1,456.3	1,430.5	1,423.2	(2.3)%		(0.5)%
Churn (%)[3]
Mobile Churn ()%	1.7%	2.7%	1.6%	(0.1	)pp	(1.1	)pp
Fixed Churn ()%	1.4%	1.8%	1.6%	0.2	pp	(0.2	)pp
Average mobile data usage per user (GB/user)	17.9	21.8	22.5	25.7%		3.2%

(1) Including mobile, fixed broadband, IPTV, and wholesale (MVNO&FVNO) subscribers

(2) Superbox subscribers are included in mobile subscribers.

(3) Churn figures represent average monthly churn figures for the respective periods.

	Quarters
ARPU (Average Monthly Revenue per User) (TRY) (TRY, IAS29 Adjusted)	Q125	Q425	Q126	y/y %	q/q %
Mobile ARPU, blended	371.6	379.5	363.2	(2.3)%	(4.3)%
Mobile ARPU, blended (excluding M2M)	425.4	439.5	423.8	(0.4)%	(3.6)%
Postpaid	427.9	430.9	408.0	(4.7)%	(5.3)%
Postpaid (excluding M2M)	514.2	521.9	496.6	(3.4)%	(4.8)%
Prepaid	191.9	183.6	173.7	(9.5)%	(5.4)%
Fixed Residential ARPU, blended	486.5	552.4	545.9	12.2%	(1.2)%
Residential Fiber ARPU	493.4	547.1	541.1	9.7%	(1.1)%

Our total subscriber base expanded by 642 thousand in Q126, reaching 44.5 million thanks to segment-based offers that provide customers with tailored alternatives. In the postpaid segment, net additions reached 661 thousand, leading to our strongest total mobile net additions over the past 14 quarters. This brought the share of postpaid subscribers in the total mobile base to 81%, exceeding 32 million. We observed an improvement in mobile churn, which declined by 1.1pp compared with Q425 and by 0.1pp versus Q125, thanks to effective churn management and a relatively rationalized market environment. In the prepaid segment, we saw a notable moderation in net subscriber losses this quarter unlike in previous quarters, supported by our customer-centric tariffs and fewer tourist-related disconnections.

Mobile ARPU (excluding M2M) remained broadly flat, declining by 0.4% year-on-year, mainly due to the lagged impact of last year’s record-high competitive environment and persistently elevated inflation.

On the fixed side, our subscriber base declined slightly in Q1 2026, recording a net loss of 4 thousand, mainly due to our reduced focus on the ADSL segment. In the fiber segment, we maintained strong momentum in Turkcell fiber, achieving 21 thousand net additions in the quarter and 111 thousand on a yearly basis, supported by continued demand for high-speed connectivity. Residential fiber ARPU increased by 9.7% year-on-year, mainly driven by active upselling and pricing actions, and the growing contribution of our IPTV offering. As part of our “Technology Leadership in Türkiye” strategy, we launched our “UltraFiber” packages in March, offering ultra-high-speed connectivity to households for the first time in Türkiye with download speeds of 2, 5, and 10 Gbps.

In line with our fiber-focused strategy, we continued expanding our infrastructure footprint by adding 138 thousand new homepasses, reaching a total of 6.5 million, with the take-up rate at 41.8%.

10

TECHFIN

	Quarters
Paycell Financial Data (million TRY)	Q125	Q126	y/y%
Revenue	1,819.0	2,096.4	15.3%
EBITDA	713.9	667.3	(6.5)%
EBITDA Margin (%)	39.2%	31.8%	(7.4	)pp
Net Income	243.4	252.0	3.5%

Paycell continued its steady growth trajectory as the primary performance contributor in the techfin segment, recording a 15.3% year-on-year increase in revenues. POS solutions and mobile payments were the main drivers of this performance in this quarter. Among all business lines, POS solutions delivered the strongest growth, as revenues grew by 37% year-on-year. This robust revenue performance was supported by broadening transaction volumes, particularly in physical POS, which recorded 150.4% year-over-year volume expansion. Furthermore, non-group revenues continued to gain prominence, with their share of total revenues increasing to 83%, mainly driven by rising number of users. As the POS business accounted for a larger share of the revenue mix, EBITDA margin declined by 7.4 percentage points to 31.8%.

Total transaction volume reached TRY55.5 billion, marking a 46.4% year-on-year increase. In addition to strong POS performance, Pay Later and QR Code contributed to the volume growth during the quarter. Pay Later strategic Services active users1 reached 3.3 million as of Q126.

	Quarters
Financell Financial Data (million TRY)	Q125	Q126	y/y%
Revenue	1,645.4	1,478.9	(10.1)%
EBITDA	260.9	578.3	121.7%
EBITDA Margin (%)	15.9%	39.1%	23.2	pp
Net Income/(Loss)	(13.2)	149.5	n.m

Financell’s revenues contracted on a yearly basis due to ongoing installment limitations. The EBITDA margin improved to 39.1%, driven by lower funding costs while net income reached TRY149.5 million in this quarter.

Financell maintained its leadership position in financing sector holding a 44% market share2 by number loans. The company also captured a 9.9% market share in loans below TRY20,000 in banking and financing sector combined.

Financell’s loan portfolio reached TRY8.4 billion as of Q126, with 0.6 million active customers. There is significant market potential for Financell should regulatory conditions evolve favorably in line with macroeconomic dynamics, including potential increases in loan limits, which could in turn support Financell’s revenue growth.

(1) Unique customers who have utilized the "Pay Later" feature for digital service payments—including App Store, Google Play, and QR transactions—at least once within the preceding three-month period

(2) Source: Association of Financial Institutions, as of Q425

11

TURKCELL GROUP SUBSCRIBERS

As of March 31, 2026, the Turkcell Group had approximately 46.7 million registered subscribers. This figure is calculated by taking the number of subscribers of Turkcell Türkiye and of each of our subsidiaries. It includes the total number of mobile, fiber, ADSL, cable and IPTV subscribers of Turkcell Türkiye, BeST’s mobile subscribers and Kuzey Kıbrıs Turkcell’s mobile and fixed subscribers.

Turkcell Group Subscribers	Q125	Q126	y/y%
Turkcell Türkiye subscribers[1] (million)	43.1	44.5	3.2%
BeST (Belarus)	1.5	1.5	-
Kuzey Kıbrıs Turkcell	0.6	0.7	16.7%
Turkcell Group Subscribers (million)	45.2	46.7	3.3%

(1) Subscribers to more than one service are counted separately for each service. Including mobile, fixed broadband, IPTV, and wholesale (MVNO&FVNO) subscribers.

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates used in our financial reporting, along with certain macroeconomic indicators, are set out below.

	Quarters
	Q125	Q425	Q126	y/y%		q/q%
GDP Growth (Türkiye)	2.5%	3.4%	n.a	n.a		n.a
Consumer Price Index (Türkiye)(yoy)	38.1%	30.9%	30.9%	(7.2	)pp	-
USD / TRY rate
Closing Rate	37.7656	42.8623	44.3841	17.5%		3.6%
Average Rate	36.1936	42.1450	43.5882	20.4%		3.4%
EUR / TRY rate
Closing Rate	40.7019	50.4532	51.0236	25.4%		1.1%
Average Rate	38.0036	49.0734	51.3794	35.2%		4.7%
USD / BYN rate
Closing Rate	3.1176	2.9027	2.9508	(5.4)%		1.7%
Average Rate	3.2953	2.9521	2.8762	(12.7)%		(2.6)%

12

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS:

We believe that Adjusted EBITDA, among other key metrics, facilitates performance comparisons from period to period and management decision making. It also enables performance comparisons between companies. Adjusted EBITDA as a performance measure eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact of changes in effective tax rates on periods or companies) and the age and book depreciation of tangible and intangible assets (affecting relative depreciation expense and amortization expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating the performance of other mobile operators in the telecommunications industry in Europe, many of which present Adjusted EBITDA when reporting their results.

Our Adjusted EBITDA definition includes Revenue, Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses, Administrative expenses and Net impairment losses on financial and contract assets, but excludes finance income and expense, other operating income and expense, investment activity income and expense, share of profit of equity accounted investees and minority interest.

Nevertheless, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for, analysis of our results of operations, as reported under IFRS. The following table provides a reconciliation of Adjusted EBITDA, as calculated using financial data prepared in accordance with IFRS to net profit, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS.

	Quarters
Turkcell Group (million TRY)	Q125	Q126	y/y%
Consolidated net profit	4,033.4	4,634.4	14.9%
Income tax expense	(4,527.5)	(7,252.2)	60.2%
Consolidated profit before income tax	8,560.9	11,886.6	38.8%
Share of profit of equity accounted investees	(1,130.7)	305.5	n.m
Finance income	5,177.3	3,730.4	(27.9)%
Finance costs	(6,900.7)	(7,625.9)	10.5%
Monetary gain	1,254.8	5,464.7	335.5%
Other expenses	(588.4)	(427.4)	(27.4)%
EBIT	10,748.7	10,439.3	(2.9)%
Depreciation and amortization	(16,679.6)	(17,860.5)	7.1%
Adjusted EBITDA	27,428.3	28,299.8	3.2%

13

RECONCILIATION OF ARPU: ARPU is an operational metric and the methodology for calculating performance measures such as ARPU varies substantially among operators and is not standardized across the telecommunications industry, and reported performance measures thus vary from those that may result from the use of a single methodology. Management believes this metric is helpful in assessing the development of our services over time. The following table shows the reconciliation of Turkcell Türkiye revenues to such revenues included in the ARPU calculations for Q125 and Q126.

Reconciliation of ARPU	Q125	Q126
Turkcell Türkiye Revenue (million TRY)	56,957.1	61,877.2
Telecommunication services revenue	52,196.1	54,009.7
Equipment revenue	4,133.0	7,320.5
Other	627.9	547.0
Revenues which are not attributed to ARPU calculation[1]	(9,358.2)	(13,395.0)
Turkcell Türkiye revenues included in ARPU calculation[2]	46,970.9	47,935.2
Mobile blended ARPU (TRY)	371.6	363.2
Average number of mobile subscribers during the year (million)	38.2	39.4
Fixed residential ARPU (TRY)	486.5	545.9
Average number of fixed residential subscribers during the year (million)	3.0	3.1

(1) Revenue from fixed corporate and wholesale business; digital business sales; tower business, and other non-subscriber-based revenues

(2) Revenues from Turkcell Türkiye included in ARPU calculation comprise telecommunication services revenue, equipment revenue and revenues which are not attributed to ARPU calculation.

14

ABOUT TURKCELL: Turkcell, headquartered in Türkiye, is a leading technology and telecommunications company offering a diverse portfolio of voice, data, and IPTV services across its mobile and fixed networks, alongside digital consumer, enterprise, and techfin solutions. The Turkcell Group operates in three countries: Türkiye, Belarus, and Northern Cyprus. In Q126, Turkcell Group reported revenue of TRY68.4 billion, with total assets of TRY618.2 billion as of March 31, 2026. Listed on both the NYSE and BIST since July 2000, Turkcell remains the only dual-listed company on these exchanges. Read more at www.turkcell.com.tr.

For further information, please contact Turkcell

Investor Relations	Corporate Communications:
Tel: + 90 212 313 1888	Tel: + 90 212 313 2321
investor.relations@turkcell.com.tr	Turkcell-Kurumsal-Iletisim@turkcell.com.tr

15

Appendix A – Tables

Table: Net foreign exchange gain and loss details

	Quarters
Million TRY	Q125	Q126	y/y%
Net FX loss before hedging	(2,333.7)	(3,178.9)	36.2%
Swap interest income/(expense)	150.6	94.1	(37.5)%
Fair value gain on derivative financial instruments	375.4	(1,465.0)	(490.3)%
Net FX gain / (loss) after hedging	(1,807.7)	(4,549.9)	151.7%

Table: Income tax expense details

	Quarters
Million TRY	Q125	Q126	y/y%
Current tax expense	(815.0)	(1,435.4)	76.1%
Deferred tax income / (expense)	(3,712.5)	(5,816.8)	56.7%
Income Tax expense	(4,527.5)	(7,252.2)	60.2%

16

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTHS INTERIM PERIOD ENDED
31 MARCH 2026

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS PERIOD ENDED 31 MARCH 2026

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION AS OF 31 MARCH 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2026 unless otherwise stated.)

		31 March	31 December
	Notes	2026	2025
Assets
Property, plant and equipment	8	175,291,059	173,147,904
Right-of-use assets	10	26,248,312	25,266,091
Intangible assets	9	171,721,913	115,520,062
Investment properties		229,735	244,975
Trade receivables		251,845	282,807
Receivables from financial services		321,467	312,439
Contract assets		583,014	284,095
Financial assets at fair value through other comprehensive income	12	30,422,318	32,079,716
Financial assets at fair value through profit or loss	12	7,288,396	9,486,388
Deferred tax assets		8,359,053	8,892,162
Investments in equity accounted investees	19	4,222,212	3,925,878
Other non-current assets		8,852,767	9,034,243
Total non-current assets		433,792,091	378,476,760

Inventories		828,297	988,109
Trade receivables		27,677,631	25,909,462
Due from related parties	17	264,269	404,441
Receivables from financial services		9,221,155	9,699,948
Due from receivables from financial services		13,259	16,133
Contract assets		9,445,913	6,955,781
Derivative financial instruments		1,568,815	1,957,922
Financial assets at amortized cost	12	2,236,106	2,364,638
Financial assets at fair value through other comprehensive income	12	20,174,380	10,480,836
Financial assets at fair value through profit or loss	12	1,625,662	2,735,077
Cash and cash equivalents	11	95,773,428	101,047,996
Other current assets		15,530,403	9,794,083
Total current assets		184,359,318	172,354,426

Total assets		618,151,409	550,831,186

The above interim condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION AS OF 31 MARCH 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2026 unless otherwise stated.)

		31 March	31 December
	Notes	2026	2025
Equity
Share capital		67,241,216	67,241,216
Share premium		60,403	60,403
Treasury shares		(2,098,755)	(2,098,755)
Reserves		10,292,384	9,370,617
Remeasurements of defined benefit plan		(3,560,658)	(3,543,156)
Retained earnings		218,974,636	214,340,221
Total equity		290,909,226	285,370,546

Liabilities
Borrowings	13	168,063,094	135,055,441
Trade and other payables		443,980	467,127
Due to related parties		16,551,862	103,883
Employee benefit obligations		3,276,483	3,180,923
Provisions		3,039,884	3,105,417
Deferred tax liabilities		22,046,791	17,393,878
Contract liabilities		2,831,126	2,778,119
Other non-current liabilities		2,038,123	2,149,452
Total non-current liabilities		218,291,343	164,234,240

Borrowings	13	38,283,761	39,522,324
Current tax liabilities		910,962	1,220,040
Trade and other payables		44,782,627	47,313,138
Due to related parties		18,229,740	1,569,295
Deferred revenue		1,103,764	1,246,799
Provisions		2,302,244	6,443,336
Contract liabilities		2,664,008	2,224,943
Derivative financial instruments		673,734	1,686,525
Total current liabilities		108,950,840	101,226,400

Total liabilities		327,242,183	265,460,640

Total equity and liabilities		618,151,409	550,831,186

The above interim condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2026 unless otherwise stated.)

		31 March	31 March
	Notes	2026	2025
Revenue	4	64,950,588	59,424,611
Revenue from financial services	4	3,426,372	3,341,918
Total revenue		68,376,960	62,766,529

Cost of revenue		(48,182,317)	(42,828,108)
Cost of revenue from financial services		(1,873,981)	(2,110,818)
Total cost of revenue		(50,056,298)	(44,938,926)

Gross profit		16,768,271	16,596,503
Gross profit from financial services		1,552,391	1,231,100
Total gross profit		18,320,662	17,827,603

Other income	5	157,468	43,190
Selling and marketing expenses		(4,542,840)	(4,207,255)
Administrative expenses		(2,979,304)	(2,617,724)
Net impairment losses on financial and contract assets		(359,199)	(253,947)
Other expenses	5	(584,863)	(631,631)
Operating profit		10,011,924	10,160,236

Finance income	6	3,730,438	5,177,272
Finance costs	6	(7,625,946)	(6,900,656)
Monetary gain	6	5,464,660	1,254,784
Net finance costs		1,569,152	(468,600)

Share of (loss)/ profit of equity accounted investees		305,520	(1,130,689)
Profit before income tax		11,886,596	8,560,947

Income tax (expense)/ benefit		(7,252,181)	(4,527,530)
Profit for the year		4,634,415	4,033,417

Profit for the year is attributable to:
Owners of the Company		4,634,415	4,033,417
Total		4,634,415	4,033,417

Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)		2.13	1.85
Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)		2.13	1.85

The above interim condensed consolidated statement of profit or loss should be read in conjunction with the accompanying notes.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2026

 All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2026 unless otherwise stated.)

	31 March	31 March
	2026	2025
Profit for the period	4,634,415	4,033,417
Items that will not be reclassified to profit or loss:
Remeasurements of defined termination benefit	1,898	3,315
Income tax relating to remeasurements of defined termination benefit	(479)	(1,716)
Remeasurement income/(loss) of defined benefit plans of investments accounted for using the equity method	(18,921)	-
	(17,502)	1,599
Other comprehensive income/(expense):
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations	1,297,326	1,568,043
Exchange differences on translation of investments accounted for using the equity method	9,735	-
Fair value reserve	(1,542,079)	(815,653)
Cash flow hedges	70,724	(1,141,424)
Cost of hedging reserve	-	752,466
Hedges of net investments in foreign operations	951,612	895,197
Income tax relating to these items	134,449	77,505
- Income tax relating to cash flow hedges	(13,168)	285,509
- Income tax relating to cost of hedging reserve	-	(188,117)
- Income tax relating to fair value reserve	385,520	203,913
- Income tax relating to hedges of net investments	(237,903)	(223,800)
	921,767	1,336,134
Other comprehensive income/(loss) for the year, net of income tax	904,265	1,337,733
Total comprehensive income for the year	5,538,680	5,371,150

Total comprehensive income for the year is attributable to:
Owners of the Company	5,538,680	5,371,150
Total	5,538,680	5,371,150

The above interim condensed consolidated statement of other comprehensive income should be read in conjunction with the accompanying notes.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2026 unless otherwise stated.)

						Hedges of net
	Share	Treasury	Share	Legal	Fair value	investments	Hedging	Cost of hedging	Foreign currency	Remeasurement of	Retained
	capital	shares	premium	reserves (*)	reserve (*)	in foreign operations (*)	reserve (*)	reserve (*)	translation reserve (*)	defined benefit plan	earnings	Total equity
Balance at 1 January 2025	67,241,216	(1,912,994)	60,403	50,563,992	(78,157)	(9,748,001)	8,221,510	(13,781,911)	(31,994,093)	(4,448,498)	205,172,166	269,295,633
Profit/ (loss) for the year	-	-	-	-	-	-	-	-	-	-	4,033,417	4,033,417
Other comprehensive income, net of income tax	-	-	-	-	(611,740)	671,397	(855,915)	564,349	1,568,043	1,599	-	1,337,733
Total comprehensive income	-	-	-	-	(611,740)	671,397	(855,915)	564,349	1,568,043	1,599	4,033,417	5,371,150
Acquisition of treasury shares (-)	-	(65,437)	-	-	-	-	-	-	-	-	-	(65,437)
Balance at 31 March 2025	67,241,216	(1,978,431)	60,403	50,563,992	(689,897)	(9,076,604)	7,365,595	(13,217,562)	(30,426,050)	(4,446,899)	209,205,583	274,601,346

Balance at 1 January 2026	67,241,216	(2,098,755)	60,403	50,781,807	511,844	(8,087,508)	7,510,831	(13,781,910)	(27,564,447)	(3,543,156)	214,340,221	285,370,546
Profit/ (loss) for the year	-	-	-	-	-	-	-	-	-	-	4,634,415	4,634,415
Other comprehensive income, net of income tax	-	-	-		(1,156,559)	713,709	57,556	-	1,307,061	(17,502)	-	904,265
Total comprehensive income	-	-	-	-	(1,156,559)	713,709	57,556	-	1,307,061	(17,502)	4,634,415	5,538,680
Balance at 31 March 2026	67,241,216	(2,098,755)	60,403	50,781,807	(644,715)	(7,373,799)	7,568,387	(13,781,910)	(26,257,386)	(3,560,658)	218,974,636	290,909,226

(*) Included in Reserves in the consolidated statement of financial position.

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2026 unless otherwise stated.)

		31 March	31 March
	Notes	2026	2025
Cash flows from operating activities:
Profit for the year		4,634,415	4,033,417
Discontinued operations		-	-
Profit for the year including discontinued operations		4,634,415	4,033,417

Adjustments for:
Depreciation of property, plant and equipment and investment properties		8,142,721	6,330,748
Amortization of intangible assets and right of use assets	9-10	9,713,253	10,348,745
Impairment on property, plant and equipment and intangible asset	8	4,547	84
Net finance expense		1,014,159	1,054,939
Fair value adjustments to derivatives		1,710,586	(431,317)
Income tax expense	7	7,252,181	4,527,530
Gain on sale of property, plant and equipment		(70,891)	9,035
Effects of exchange rate changes and inflation adjustments		(924,816)	7,799,331
Provisions		1,563,560	1,335,304
Share of (profit)/loss of equity accounted investees		(305,520)	1,130,689
Fair value adjustments to financial assets through profit or loss		(18,193)	(386,196)
Gain on sale of subsidiary		-	-
Non-cash other adjustments		105,412	46,714
		32,821,414	35,799,023
Change in operating assets/liabilities
Change in trade receivables		(1,816,984)	(2,142,141)
Change in due from related parties		140,280	(25,226)
Change in receivables from financial services		396,018	475,606
Change in inventories		159,812	(130,067)
Change in other current assets		(5,797,065)	(1,496,404)
Change in other non-current assets		(1,027,294)	(716,522)
Change in due to related parties		90,607	(483,331)
Change in trade and other payables		(3,025,426)	(5,629,916)
Change in other non-current liabilities		(152,596)	99,973
Change in employee benefit obligations		(50,385)	(124,314)
Change in contract asset		(2,787,552)	(34,607)
Change in deferred revenue		(207,399)	121,961
Change in contract liability		492,072	14,035
Changes in other working capital		(4,586,050)	(4,928,033)
Cash generated from operations		14,649,452	20,800,037

Interest paid		(4,451,062)	(3,914,607)
Income tax paid		(1,671,013)	(226,399)
Net cash inflow from operating activities		8,527,377	16,659,031

Cash flows from investing activities:
Acquisition of property, plant and equipment	8	(9,780,632)	(9,857,944)
Acquisition of intangible assets	9	(27,604,672)	(7,226,914)
Proceeds from sale of property, plant and equipment		334,364	414,888
Cash inflows from sale of shares or borrowing instruments of other enterprises or funds		36,856,157	21,370,363
Cash outflows from purchase of shares or borrowing instruments of other enterprises or funds		(47,532,952)	(22,928,773)
Cash (outflows)/inflows from financial assets at amortized cost		-	1,936,975
Change in other cash advances given		1,190,952	2,253,256
Interest received		4,288,818	4,431,358
Net cash outflow from investing activities		(42,247,965)	(9,606,791)

Cash flows from financing activities:
Proceeds from derivative instruments		445,873	208,932
Repayments of derivative instruments		(5,081,164)	(462,061)
Proceeds from issues of loans and borrowings		56,112,440	26,405,065
Proceeds from issues of bonds		2,919,493	51,610,644
Repayments of borrowings		(12,455,942)	(28,725,144)
Repayments of bonds		(2,372,408)	(2,551,850)
Acquisition of treasury shares		-	(65,437)
Payments of lease liabilities		(3,663,205)	(2,304,152)
Net cash (outflow)/inflow from financing activities		35,905,087	44,115,997

Net increase in cash and cash equivalents		2,184,499	51,168,237

Cash and cash equivalents at 1 January	11	100,981,411	98,851,117

Effects of exchange rate changes on cash and cash equivalents and inflation adjustment		(7,431,668)	(8,313,682)

Cash and cash equivalents at 31 March	11	95,734,242	141,705,672

The above interim condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2026 unless otherwise stated.)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company” or “Turkcell”) was incorporated in Türkiye on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Maltepe Aydinevler Mahallesi Inonu Caddesi No: 20, Kucukyali Ofispark/Istanbul.

The Company operates under a 25-year GSM license granted in and effective from April 1998 (2G License), a 20-year 3G license granted in and effective from April 2009 and a 13-year 4.5G license granted in August 2016 and effective from April 2016. On 7 April 2023, the 2G License has been extended to 30 April 2029. As of 31 March 2025, the Company’s shares are listed on Borsa Istanbul A.Ş. (“BIST”) and New York Stock Exchange (“NYSE”).

On 16 October 2025, within the scope of the tender organized by the Information and Communication Technologies Authority (ICTA) titled “Authorization Regarding the Establishment and Operation of Mobile Electronic Communications Infrastructure and the Provision of Services, and the Subjecting of Infrastructure and Services Under Existing Authorizations Expiring on 30 April 2029 to This Authorization,” the 5G spectrum allocation tender was concluded on 2 January 2026, following the first payment and the delivery of the Authorization Certificate to the Company. Accordingly, the Company will be able to continue providing mobile communication services from 30 April 2029, when the current GSM license authorization certificates expire, until 31 December 2042.

The interim condensed consolidated financial statements of the Company as at and for the three months ended 31 March 2026 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in an associate.

These interim condensed consolidated financial statements were authorized for issue by the Board of Directors on 11 May 2026.

As of 31 March 2026, the ownership interest and voting rights of TVF Bilgi Teknolojileri Iletisim Hizmetleri Yatırım Sanayi ve Ticaret Anonim Sirketi (“TVF BTIH”) and IMTIS Holdings S.a r l. (“IMTIS Holdings”) in the Company are 26.2% and 19.8%, respectively. The proportion of the Company’s shares that are traded in domestic and foreign stock exchanges are 53.95%.

As of 31 March 2026, the Group’s immediate shareholder is TVF BTIH, which is wholly owned by Türkiye Varlik Fonu (“TVF”). TVF has been established with the Law No. 6741 and published in the Official Gazette dated 26 August 2016.

The Company’s board of directors consists of a total of nine non-executive members including three independent members as of 31 March 2026.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2026 unless otherwise stated.)

2.	Basis of preparation of financial statements

These interim condensed consolidated financial statements for the three months ended 31 March 2026 have been prepared in accordance with IAS 34 Interim Financial Reporting.

These interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements as at 31 December 2025.

The accounting policies and presentation are consistent with those of the previous financial year and corresponding interim reporting period.

The financial statements of the Company and those of the subsidiaries, associates and joint ventures located in Türkiye and Turkish Republic of Northern Cyprus for the period ended 31 March 2026 were restated for the changes in the general purchasing power of Turkish Lira, which is their functional currency, based on International Accounting Standard No. 29 (“IAS 29”) “Financial Reporting in Hyperinflationary Economies”. IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date and that corresponding figures for previous periods be restated in the same terms.

The table below shows the evolution of CPI in the last three years and as of 31 March 2026:

Date	Index	Coversion factor	Cumulative inflation
31 March 2026	121.47	1.00000	205%
31 December 2025	110.39	1.10040	211%
31 March 2025	92.82	1.30865	250%

New standards and interpretations

The accounting policies adopted in preparation of the consolidated financial statements as of 31 March 2026 are consistent with those of the previous financial year, except for the adoption of new and amended IFRS and IFRIC interpretations effective as of 1 January 2026 and thereafter. The effects of these standards and interpretations on the Group’s financial position and performance have been disclosed in the related paragraphs.

a)	Standards, amendments, and interpretations applicable as of 31 March 2026:

Amendment to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments; effective from annual reporting periods beginning on or after 1 January 2026 (earlier application permitted). These amendments:

•	clarify the requirements for the timing of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

•	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

•	add new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environment, social and governance (ESG) targets); and

•	make updates to the disclosures for equity instruments designated at Fair Value through Other Comprehensive Income (FVOCI).

The Group has no significant impact on its balance sheet and equity.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2026 unless otherwise stated.)

2.	Basis of preparation of financial statements (continued)

a)	Standards, amendments, and interpretations applicable as of 31 March 2026: (continued)

Annual improvements to IFRS – Volume 11; effective from annual periods beginning on or after 1 January 2026 (earlier application permitted). Annual improvements are limited to changes that either clarify the wording in an Accounting Standard or correct relatively minor unintended consequences, oversights or conflicts between the requirements in the Accounting Standards. The 2024 list of amended Accounting Standard and accompanying guidance include the following:

•	IFRS 1 First-time Adoption of International Financial Reporting Standards;

•	IFRS 7 Financial Instruments: Disclosures and its accompanying Guidance on implementing IFRS 7;

•	IFRS 9 Financial Instruments;

•	IFRS 10 Consolidated Financial Statements; and

•	IAS 7 Statement of Cash Flows.

The amendments have no significant impact on the Group’s consolidated financial statements.

Amendment to IFRS 9 and IFRS 7 - Contracts Referencing Nature-dependent Electricity; effective from annual periods beginning on or after 1 January 2026 (earlier application permitted). These amendments change the 'own use' and hedge accounting requirements of IFRS 9 and include targeted disclosure requirements to IFRS 7. These amendments apply only to contracts that expose an entity to variability in the underlying amount of electricity because the source of its generation depends on uncontrollable natural conditions (such as the weather). These are described as ‘contracts referencing nature-dependent electricity’.

The Group has no significant impact on its balance sheet and equity

b)	Standards, amendments, and interpretations that are issued but not effective as of 31 March 2026:

Amendments to IAS 21 - Translation to a Hyperinflationary Presentation Currency; effective from annual periods beginning on or after 1 January 2027 (earlier application permitted). These narrow-scope amendments specify the translation procedures for an entity whose presentation currency is that of a hyperinflationary economy. The entity applies the amendments if:

•	its functional currency is that of a non-hyperinflationary economy and it is translating its results and financial position into the currency of a hyperinflationary economy; or

•	it is translating into the currency of a hyperinflationary economy the results and financial position of a foreign operation whose functional currency is that of a non-hyperinflationary economy.

The amendments aim to improve the usefulness of the resulting information in a cost-effective manner and reduce diversity in practice.

The Group expects no significant impact on its balance sheet and equity.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2026 unless otherwise stated.)

2.	Basis of preparation of financial statements (continued)

b)	Standards, amendments, and interpretations that are issued but not effective as of 31 March 2026: (continued)

IFRS 18 Presentation and Disclosure in Financial Statements; effective from annual periods beginning on or after 1 January 2027 (earlier application permitted). This is the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to:

•	the structure of the statement of profit or loss;

•	required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and

•	enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

To comply with paragraph 30 of IAS 8, it is expected that March year-end disclosures should about:

•	the nature of the changes,

•	the fact that IFRS 18 application is required for annual periods beginning on or after 1 January 2027,

•	the planned adoption date, and

•	either:

o	known or reasonably estimable information relevant to assessing the possible impact that application of IFRS 18 will have on the entity's financial statements in the period of initial application; or

o	if that impact is not known or reasonably estimable, a statement to that effect.

When preparing disclosures related to the adoption of IFRS 18 to comply with paragraph 30 of IAS 8, entities should consider the following principles:

a.    Disclosures are expected to become increasingly detailed as entities’ implementation process progresses toward 2027.

The level of detail that an entity includes in its disclosures will depend on the progress of its implementation activities, including those related to internal controls. For the year ending 31 March 2026, entities that have yet to make significant progress in implementation might only disclose that they are actively assessing the impact of IFRS 18 and that more comprehensive disclosures cannot reasonably be provided.

b.	Where appropriate and reliable, consider including quantitative information.

It may be appropriate to disclose preliminary figures, when the company has an appropriate and reliable basis for making such disclosures and provides clear explanations regarding their provisional nature. For example, an entity might quantify the effects on profit and loss subtotals. If the quantitative impact is not reasonably estimable, a statement to that effect should be included. An entity may disclose known and reasonably quantifiable impacts, but it is not expected to early provide IFRS 18 disclosures, such as an MPM reconciliation, before the application date.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2026 unless otherwise stated.)

2.	Basis of preparation of financial statements (continued)

b)	Standards, amendments, and interpretations that are issued but not effective as of 31 March 2026: (continued)

c.	Consider alignment with other public communications.

If management has publicly detailed anticipated impacts, such as in an investor presentation, the IAS 8 financial statement disclosures should be consistent with these communications.

Disclosures should be based on the information available through the date of issuance of the financial statements, not only the end of the reporting period.

The Group is in the process of assessing the impact of the amendments on financial position or performance of the Group.

IFRS 19 Subsidiaries without Public Accountability: Disclosures’; effective from annual periods beginning on or after 1 January 2027 (earlier application permitted). This new standard and amendments works alongside other IFRS Accounting Standards. An eligible subsidiary applies the requirements in other IFRS Accounting Standards except for the disclosure requirements and instead applies the reduced disclosure requirements in IFRS 19. IFRS 19’s reduced disclosure requirements balance the information needs of the users of eligible subsidiaries’ financial statements with cost savings for preparers. IFRS 19 is a voluntary standard for eligible subsidiaries. A subsidiary is eligible if:

•	it does not have public accountability; and

•	it has an ultimate or intermediate parent that produces consolidated financial statements available for public use that comply with IFRS Accounting Standards.

The standard is not applicable for the Group.

Amendment to IFRS 19 Subsidiaries without Public Accountability: Disclosures’; effective from annual periods beginning on or after 1 January 2027 (earlier application permitted). In developing the reduced disclosure requirements in IFRS 19, the IASB considered the disclosure requirements in other IFRS Accounting Standards as at 28 February 2021. When IFRS 19 was issued, it did not contain reduced versions of any disclosure requirements that were added or amended after that date. Subsequently, the IASB issued these amendments to help eligible subsidiaries by reducing disclosure requirements for Standards and amendments issued between February 2021 and May 2024, specifically:

•	IFRS 18, ‘Presentation and Disclosure in Financial Statements’;

•	Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7);

•	International Tax Reform—Pillar Two Model Rules (Amendments to IAS 12);

•	Lack of Exchangeability (Amendments to IAS 21); and

•	Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7).

The standard is not applicable for the Group.

Comparative information and revision of prior period financial information

The consolidated financial statements of the Group are prepared comparatively with the previous period in order to enable comparability of the financial position and performance trends. In order to comply with the presentation of the current period consolidated financial statements, comparative information is reclassified when deemed necessary and significant differences are disclosed. Significant changes in accounting policies and significant accounting errors are applied retrospectively and prior period financial statements are restated.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power

3	Segment information

As part of its strategy to offer integrated communication and technology services and to ensure economic integrity, the Group has divided its main operating segments into two groups: “Turkcell Türkiye” and “Techfin.” Although some of these strategic segments provide similar services, they are affected by different economic conditions and geographical locations. Therefore, they are regularly reviewed by the authority responsible for making decisions regarding the Group’s operations, based on resource allocation and performance. The authority responsible for making decisions related to the Group's operations is the Board of Directors. However, the Board of Directors may delegate its powers excluding the non-delegable powers stipulated by law to the CEO and other executives.

Turkcell Türkiye reportable segment includes the Groups’s mobile, fixed telecommunications, digital services and digital business services operations of Turkcell, Superonline Iletisim Hizmetleri A.S. (“Turkcell Superonline”), Turkcell Satış A.S’s (“Turkcell Satış”), Turkcell Dijital Is Servisleri A.S. (“Turkcell Dijital”), group call center operations of Global Bilgi Pazarlama Danismanlik ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”), Turktell Bilisim Servisleri A.S. (“Turktell”), Atmosware Teknoloji Egitim ve Danismanlik A.S (“Atmosware Teknoloji”), Turkcell Teknoloji Arastirma ve Gelistirme A.S. (“Turkcell Teknoloji”), Ultia Teknoloji Yazilim ve Uygulama Gelistirme Ticaret A.S. (“Ultia”), Kule Hizmet ve Isletmecilik A.S. (“Global Tower”), Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”), Lifecell Dijital Servisler ve Cozumler A.S. (“Lifecell Dijital Servisler”), Lifecell TV Yayin ve Icerik Hizmetleri A.S. (“Lifecell TV”), Lifecell Müzik Yayin ve Iletim A.S. (“Lifecell Müzik”), BiP Iletisim Teknolojileri ve Dijital Servisler A.S. (“BiP A.S.”), TDC Veri Hizmetleri A.Ş (“TDC”).

Techfin reportable segment includes all financial services operations of Turkcell Finansman A.Ş (“Turkcell Finansman”), Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş. (“Turkcell Ödeme”),Paycell LLC(“Paycell LLC”), Paycell Europe GmbH (“Paycell Europe”), Turkcell Sigorta Aracılık Hizmetleri A.Ş. (“Turkcell Sigorta”), Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş (“Sofra”), Turkcell Dijital Teknolojileri Limited (“Turkcell Dijital Teknoloji”), and Turkcell Dijital Sigorta A.Ş. (“Turkcell Dijital Sigorta”). The operations of these legal entities aggregated into one reportable segment as the nature of services are similar and most of them share smilar economic characteristics.

Other operating segment comprises telecommunications, digital services, and energy-related activities outside Türkiye. This segment included CJSC Belarusian Telecommunications Network (“BeST”), Kıbrıs Mobile Telekomunikasyon Limited Sirketi (“Kıbrıs Telekom”), East Asian Consortium B.V. (“Eastasian”), Lifecell Ventures B.V (“Lifecell Ventures”), Lifetech LLC (“Lifetech”), Beltower LLC (“Beltower”), Lifecell Digital Limited (“Lifecell Digital”), Yaani Digital BV (“Yaani”), BiP Digital Communication Technologies B.V (“BiP B.V.”), Turkcell Global Bilgi non Group call center activities, Turkcell Enerji Çözümleri ve Elektrik Satış Ticaret A.Ş. (“Turkcell Enerji”), Boyut Grup Enerji Elektrik Üretim ve İnşaat Sanayi ve Ticaret A.Ş. (“Boyut Enerji”) and Turkcell Yeni Teknolojiler Girişim Sermayesi Yatırım Fonu (“Turkcell GSYF”).

The Board primarily uses adjusted EBITDA to assess the performance of the operating segments. Adjusted EBITDA definition includes revenue, cost of revenue excluding depreciation and amortization, selling and marketing expenses and administrative expenses.

Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly titled indicators used by other companies. Reconciliation of Adjusted EBITDA to the consolidated profit for the year is included in the accompanying notes.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2026 unless otherwise stated.)

3.	Segment information (continued)

	31 March
	Turkcell Türkiye		Techfin		Other		Intersegment Eliminations		Consolidated
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Total segment revenue	61,877,212	56,957,066	3,739,858	3,594,308	4,294,073	3,857,031	(1,534,183)	(1,641,876)	68,376,960	62,766,529
Inter-segment revenue	(343,584)	(350,027)	(313,994)	(252,390)	(876,605)	(1,039,459)	1,534,183	1,641,876	-	-
Revenues from external customers	61,533,628	56,607,039	3,425,864	3,341,918	3,417,468	2,817,572	-	-	68,376,960	62,766,529
Adjusted EBITDA	26,282,137	25,957,218	1,222,643	938,125	959,704	784,099	(164,644)	(251,188)	28,299,840	27,428,254

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2026 unless otherwise stated.)

3.	Segment information (continued)

	31 March	31 March
	2026	2025
Profit from continuing operations	4,634,415	4,033,417
Add/(Less):
Income tax expense	7,252,181	4,527,530
Finance income	(3,730,438)	(5,177,272)
Finance costs	7,625,946	6,900,656
Other income	(157,468)	(43,190)
Other expenses	584,863	631,631
Monetary (gain) loss	(5,464,660)	(1,254,784)
Depreciation and amortization	17,860,521	16,679,577
Share of loss/(gain) of equity accounted investees	(305,520)	1,130,689
Consolidated adjusted EBITDA	28,299,840	27,428,254

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2026 unless otherwise stated.)

4.	Revenue

	31 March
	Turkcell Türkiye		Techfin		Other		Intersegment Eliminations		Consolidated
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Telecommunication services	54,009,720	52,196,129	-	-	1,600,822	1,432,796	(60,461)	(54,331)	55,550,081	53,574,594
Equipment revenues	7,320,494	4,132,989	-	-	59,589	90,374	(16,956)	(7,400)	7,363,127	4,215,963
Revenue from financial services	-	-	3,739,858	3,594,308	-	-	(313,486)	(252,390)	3,426,372	3,341,918
Other	546,998	627,948	-	-	2,633,662	2,333,861	(1,143,280)	(1,327,755)	2,037,380	1,634,054
Total	61,877,212	56,957,066	3,739,858	3,594,308	4,294,073	3,857,031	(1,534,183)	(1,641,876)	68,376,960	62,766,529

Revenue from financial services comprise of interest income generated from consumer financing activities, The Group has interest income amounting to TRY 1,334,773 as of 31 March 2026 (31 March 2025: TRY 1,519,563).

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2026 unless otherwise stated.)

4.	Revenue (continued)

	31 March 2026
	Turkcell Turkiye	Techfin	Other	Intersegment eliminations	Consolidated
Telecommunication Services	54,009,720	-	1,600,822	(60,461)	55,550,081
At a point in time	113,465	-	36,438	-	149,903
Over time	53,896,255	-	1,564,384	(60,461)	55,400,178
Equipment Related	7,320,494	-	59,589	(16,956)	7,363,127
At a point in time	7,086,934	-	59,589	(16,956)	7,129,567
Over time	233,560	-	-	-	233,560
Revenue from financial operations	-	3,739,858	-	(313,486)	3,426,372
At a point in time	-	1,928,571	-	(297,463)	1,631,108
Over time	-	1,811,287	-	(16,023)	1,795,264
Other	546,998	-	2,633,662	(1,143,280)	2,037,380
At a point in time	50,727	-	1,785	(1,387)	51,125
Over time	496,271	-	2,631,877	(1,141,893)	1,986,255
Total	61,877,212	3,739,858	4,294,073	(1,534,183)	68,376,960
At a point in time	7,251,126	1,928,571	97,812	(315,806)	8,961,703
Over time	54,626,086	1,811,287	4,196,261	(1,218,377)	59,415,257

	31 March 2025
	Turkcell Turkiye	Techfin	Other	Intersegment eliminations	Consolidated
Telecommunication Services	52,196,129	-	1,432,796	(54,331)	53,574,594
At a point in time	472,214	-	1,938	-	474,152
Over time	51,723,915	-	1,430,858	(54,331)	53,100,442
Equipment Related	4,132,989	-	90,374	(7,400)	4,215,963
At a point in time	3,948,467	-	90,374	(7,400)	4,031,441
Over time	184,522	-	-	-	184,522
Revenue from financial operations	-	3,594,308	-	(252,390)	3,341,918
At a point in time	-	2,046,622	-	(239,429)	1,807,193
Over time	-	1,547,686	-	(12,961)	1,534,725
Other	627,948	-	2,333,861	(1,327,755)	1,634,054
At a point in time	95,990	-	1,547	-	97,537
Over time	531,958	-	2,332,314	(1,327,755)	1,536,517
Total	56,957,066	3,594,308	3,857,031	(1,641,876)	62,766,529
At a point in time	4,516,671	2,046,622	93,859	(246,829)	6,410,323
Over time	52,440,395	1,547,686	3,763,172	(1,395,047)	56,356,206

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2026 unless otherwise stated.)

5.	Other income and expense

Recognized in the statement of profit or loss:

	31 March 2026	31 March 2025
Depositary reimbursement	1,220	-
Insurance compensation	2,241	-
Gain on sale of fixed assets	70,891	-
Rent income	3,701	4,601
Other	79,415	38,589
Other income	157,468	43,190

Donation expenses	(265,353)	(280,599)
Litigation expenses	(108,508)	(123,658)
Loss on cancellation of lease contract	(17,142)	(57,417)
Loss on sale of fixed assets	-	(9,035)
Restructuring cost	(57,272)	-
Other	(136,588)	(160,922)
Other expense	(584,863)	(631,631)

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2026 unless otherwise stated.)

6.	Finance income and costs

Recognized in the statement of profit or loss:

	31 March 2026	31 March 2025
Interest income	1,040,624	3,061,028
Income from money market fund	1,326,869	-
Income from financial assets carried at fair value	18,193	386,196
Cash flow hedges – reclassified to profit or loss	-	75,874
Net fair value gains on derivative financial instruments and interest	-	450,120
Interest income from financial assets	1,344,752	1,204,054
Finance income	3,730,438	5,177,272

Net foreign exchange losses	(3,178,901)	(2,333,692)
Net interest expenses for financial assets and liabilities measured at amortized cost	(3,030,282)	(4,519,999)
Net fair value losses on derivative financial instruments and interest	(1,405,720)	-
Cash flow hedges – reclassified to profit or loss	34,753	-
Other	(45,796)	(46,965)
Finance costs	(7,625,946)	(6,900,656)

Monetary gain	5,464,660	1,254,784
Net finance costs	1,569,152	(468,600)

7.	Income tax expense

The corporate tax rate in Türkiye is 25% for companies (31 March 2025: 25%), 30% for banks (31 December 2025: 30%), and companies within the scope of Law No. 6361, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies and pension companies.

	31 March 2026	31 March 2025
Current income tax expense	(1,435,351)	(815,012)
Deferred income tax expense	(5,816,830)	(3,712,518)
Total income tax expense	(7,252,181)	(4,527,530)

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2026 unless otherwise stated.)

8.	Property, plant and equipment

					Impairment	Effects of
	Balance at 1				expenses/	movements in	Balance at 31
Cost	January 2026	Additions	Disposals	Transfers	(reversals)	exchange rates	March 2026
Network infrastructure (All operational)	428,592,374	2,713,781	(1,634,602)	1,632,349	-	(666,448)	430,637,454
Land and buildings	35,094,834	138,172	(12,368)	-	-	(17,175)	35,203,463
Equipment, fixtures and fittings	27,850,286	299,663	(22,171)	155,301	-	(83,316)	28,199,763
Motor vehicles	346,631	35,021	(2,488)	-	-	(1,395)	377,769
Leasehold improvements	8,250,702	33,602	(2)	-	-	(6)	8,284,296
Electricity production power plant	711,826	7,152	-	-	-	(3)	718,975
Construction in progress	9,240,566	6,553,241	(20,454)	(1,866,142)	-	(29,850)	13,877,361
Total	510,087,219	9,780,632	(1,692,085)	(78,492)	-	(798,193)	517,299,081

Accumulated depreciation
Network infrastructure (All operational)	294,711,996	7,410,240	(1,404,047)	-	4,547	(1,456,314)	299,266,422
Land and buildings	9,025,426	368,517	(25)	-	-	172,524	9,566,442
Equipment, fixtures and fittings	24,926,334	298,221	(22,102)	-	-	(349,207)	24,853,246
Motor vehicles	300,263	7,375	(2,438)	-	-	(1,389)	303,811
Leasehold improvements	7,818,426	33,546	-	-	-	(321)	7,851,651
Electricity production power plant	156,870	9,582	-	-	-	(2)	166,450
Total	336,939,315	8,127,481	(1,428,612)	-	4,547	(1,634,709)	342,008,022

Net book value	173,147,904	1,653,151	(263,473)	(78,492)	(4,547)	836,516	175,291,059

Depreciation expense for the three months ended 31 March 2026 amounting to TRY 8,132,028 including impairment losses are recognized in cost of revenue.

Impaired network infrastructure mainly consists of damaged or technologically inadequate mobile and fixed network infrastructure investments. Impairment losses on property, plant and equipment for the three months period ended 31 March 2026 is TRY 4,547 and are recognized within depreciation expenses.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2026 unless otherwise stated.)

9.	Intangible assets

				Effects of movements in	Balance at 31 March
Cost	Balance at 1 January 2026	Additions	Transfers	exchange rates	2026
Telecommunication licenses	142,195,333	55,922,172	78,493	(32,859)	198,163,139
Computer software	252,668,614	4,808,959	171,058	763,842	258,412,473
Transmission line software	2,232,739	586	-	3,910	2,237,235
Indefeasible right of usage	2,282,808	1,291	-	(4)	2,284,095
Brand name	18,305	-	-	(1,449)	16,856
Customer base	66,376	-	-	(1,530)	64,846
Goodwill	848,307	-	-	-	848,307
Subscriber acquisition cost	103,858,919	2,232,533	-	382,210	106,473,662
Electricity production license	2,213,243	98	586	(87,461)	2,126,466
Others	2,496,861	171,531	-	75,899	2,744,291
Construction in progress	417,028	139,508	(171,645)	1,565	386,456
Total	509,298,533	63,276,678	78,492	1,104,123	573,757,826

Accumulated amortization
Telecommunication licenses	117,354,076	2,276,454	-	(25,602)	119,604,928
Computer software	194,348,358	2,409,463	-	581,604	197,339,425
Transmission line software	2,230,914	1,632	-	1,837	2,234,383
Indefeasible right of usage	1,497,781	51,396	-	(73)	1,549,104
Brand name	10,862	-	-	(991)	9,871
Customer base	47,113	17,300	-	(1,351)	63,062
Subscriber acquisition cost	75,437,054	2,924,820	-	(75,953)	78,285,921
Electricity production license	340,063	15,877	-	(5,934)	350,006
Others	2,512,250	83,117	-	3,846	2,599,213
Total	393,778,471	7,780,059	-	477,383	402,035,913

Net book value	115,520,062	55,496,619	78,492	626,740	171,721,913

Amortization expenses for the three months ended 31 March 2026 amounting to TRY 7,780,059 include impairment losses and are recognized in cost of revenue.

Computer software includes capitalized software development costs that meet the definition of an intangible asset. The amount of computer software within the Group is TRY 1,175,920 for the three-months interim period ending 31 March 2026.

The 5G network licenses amounting to TRY 54,971,751, included under intangible fixed assets, are not being amortized as they are not yet ready for use. These assets will not be subject to amortization until the 5G network is commercially launched in Türkiye as of 1 April 2026.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2026 unless otherwise stated.)

10.	Right-of-use assets

As at 31 March 2026, the Company has additions to right-of-use assets amounting to TRY 3,524,950 and interest expense on lease liabilities amounting to TRY 877,302. Depreciation and amortization expenses amounting to TRY 1,933,194 are recognized in cost of revenues.

11.	Cash and cash equivalents

	31 March	31 December
	2026	2025
Cash in hand	440	371
Banks	84,960,602	86,269,583
- Demand deposits	6,833,054	6,157,028
- Time deposits	70,457,286	80,112,555
- Receivables from reverse repo	7,670,262	-
Impairment loss provision	(21,341)	(5,345)
Other (*)	10,833,727	14,783,387
	95,773,428	101,047,996

(*) It consists of highly liquid money market funds and government bonds with original maturities of less than 90 days as of the acquisition date and which are subject to an insignificant risk of changes in value.

As of 31 March 2026, the average effective interest rates of TRY, USD and EUR time deposits are 38.2%, 3.4% and 1.9% (31 December 2025: 39.7%, 3.5% and 1.6%) respectively.

As of 31 March 2026, average maturity of time deposits is 21 days (31 December 2025: 7 days). Reconciliation of cash and cash equivalents in consolidated statement of cash flows:

	31 March 2026	31 March 2025
Cash and cash equivalents	95,773,428	141,885,017
Interest accrual of cash and cash equivalents	(39,186)	(179,345)
Total	95,734,242	141,705,672

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2026 unless otherwise stated.)

12.	Financial assets

The details of financial assets as of 31 March 2026 and 31 December 2025 are as follows:

	31 March 2026		31 December 2025
	Non-current	Current	Non-current	Current
Fair value through profit or loss	7,288,396	1,625,662	9,486,388	2,735,077
- Investment funds (*)	7,288,396	1,625,662	9,486,388	2,735,077
Fair value through other comprehensive income	30,422,318	20,174,380	32,079,716	10,480,836
- Listed debt securities (**)	30,422,318	20,174,380	32,079,716	10,480,836
Amortized cost	-	2,236,106	-	2,364,638
- Time deposits with maturity of more than three months	-	2,236,106	-	2,364,638
	37,710,714	24,036,148	41,566,104	15,580,551

(*) Investment funds mainly consist of free market funds and Turkcell Venture Capital Investment Fund (GSYF), established by Re-Pie Portfolio Management Inc., as well as the shares and financial assets related to this fund. These funds are measured at fair value, and the corresponding changes in value are recognized in profit or loss.

(**) Listed debt securities are classified as financial assets at fair value through other comprehensive income.

	Fair Values
	31 March 2026	31 December 2025	Fair value hierarchy	Valuation technique
Financial assets at fair value through other comprehensive income	50,596,698	42,560,552	Level 1	Pricing models based on quoted market prices at the end of the reporting period,
Financial assets at fair value through profit or loss	8,360,608	11,666,804	Level 1	Pricing models based on quoted market prices at the end of the reporting period,
Financial assets at fair value through profit or loss	553,450	554,661	Level 3	Pricing models based on discounted cash flow
	59,510,756	54,782,017

The movement of the financial assets which is shown in Level 3 are as follows:

	31 March 2026	31 March 2025
Opening balance	554,661	769,475
Addition	3,633	45,564
Remeasurement recognised in profit or loss	12	-
Monetary gain/(loss)	(4,856)	(52)
Closing balance	553,450	814,987

During the year, the following gains (losses) were recognized in other comprehensive income.

	31 March	31 March
	2026	2025
Gains / (Losses) recognized in other comprehensive income
Related to financial assets	(1,542,079)	(815,653)
Related to financial assets, tax effect	385,520	203,913
	(1,156,559)	(611,740)

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2026 unless otherwise stated.)

13.	Loans and borrowings

Long-term borrowings	31 March 2026	31 December 2025
Unsecured bank loans	78,756,508	40,196,799
Secured bank loans	14,110,341	13,838,997
Lease liabilities	12,393,957	13,777,166
Debt securities issued	62,802,288	67,242,479
	168,063,094	135,055,441

Short-term borrowings	31 March 2026	31 December 2025
Unsecured bank loans	25,155,374	26,812,701
Secured bank loans	1,898,146	2,009,486
Lease liabilities	3,835,615	3,261,801
Debt securities issued	7,394,626	7,438,336
	38,283,761	39,522,324

The Company utilized a USD 1,000,000 murabaha syndicated facility on 30 March 2026, with a profit rate of 3M SOFR + 1.95% per annum and an all-in cost of 3M SOFR + 2.14% per annum, including all fees.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2026 unless otherwise stated.)

13.	Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

			31 March 2026			31 December 2025
	Currency	Interest rate type	Payment period	Nominal interest rate	Carrying amount	Payment period	Nominal interest rate	Carrying amount
Unsecured Bank Loans	EUR	Floating	2026-2030	Euribor+2.0-%-Euribor+4.0%	35,612,224	2026-2030	Euribor+2.0%-Euribor+4.0%	38,870,214
Unsecured Bank Loans	EUR	Fixed	2026	3.6%-4.2%	3,588,155	2026	3.6%-3.95%	2,171,245
Unsecured Bank Loans	USD	Floating	2026-2033	Sofr + 2.0% -Sofr + 2.2%	59,226,143	2026-2032	Sofr + 2.0% -Sofr + 2.2%	15,926,432
Unsecured Bank Loans	USD	Fixed	2026	2.6%	56,583	2026	2.5%	89,902
Unsecured Bank Loans	TRY	Floating	2026-2027	TLREF+2.0%	244,270	2026-2027	TLREF+2.0%	267,575
Unsecured Bank Loans	TRY	Fixed	2026	35.5% - 45.5%	2,334,776	2026	36.2% - 45.5%	6,728,349
Unsecured Bank Loans	CNY	Fixed	2026-2028	5.1% - 5.5%	2,849,731	2026-2028	5.1% - 5.5%	2,955,783
Secured bank loans	EUR	Floating	2026-2038	Euribor+0.7%	3,640,585	2026-2037	Euribor+0.7%	3,245,487
Secured bank loans	USD	Floating	2026-2028	Sofr + 0.6% -Sofr + 1.6%	596,509	2026-2028	Sofr + 0.6% -Sofr + 1.6%	758,523
Secured bank loans	USD	Fixed	2026-2033	1.5% - 3.8%	4,234,314	2026-2033	1.5% - 3.8%	4,728,075
Secured bank loans	CNY	Fixed	2026-2034	4.0%	7,537,079	2026-2034	4.0%	7,116,398
Debt securities issued	TRY	Fixed	2026	36.2%-41.0%	2,931,495	2026	37.0%-39.3%	2,650,079
Debt securities issued	USD	Fixed	2026-2032	5.8% - 7.7%	67,265,419	2026-2032	5.8% - 7.7%	72,030,736
Lease liabilities	EUR	Fixed	2026-2034	2.9%-10.3%	408,173	2026-2034	2.9%-10.3%	445,477
Lease liabilities	TRY	Fixed	2026-2070	7.5%-62.3%	6,567,990	2026-2070	7.5%-62.3%	5,520,651
Lease liabilities	USD	Fixed	2026-2052	4%-11.6%	8,595,451	2026-2052	4.0%-11.6%	10,147,506
Lease liabilities	BYR	Fixed	2026-2028	10.8%-20.0%	657,958	2026-2028	10.8%-20.0%	925,333
					206,346,855			174,577,765

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2026 unless otherwise stated.)

14.	Financial instruments Impairment losses

Movements in the provision for trade receivables, contract assets, other assets and due from related parties are as follows:

	31 March 2026
	Contract Assets	Trade Receivable & Other Assets
Opening balance	8,692	1,045,863
Provision for impairment recognized during the year	(721)	484,937
Amounts collected	-	(225,760)
Receivables written off during the year as uncollectible	-	(110,311)
Effect of changes in exchange rates	-	4,878
Inflation adjustment	(778)	(99,074)
Closing balance	7,193	1,100,533

	31 March 2025
	Contract Assets	Trade Receivable & Other Assets
Opening balance	7,870	949,121
Provision for impairment recognized during the year	1,631	345,343
Amounts collected	-	(172,790)
Receivables written off during the year as uncollectible	-	(155,116)
Effect of changes in exchange rates	-	37,976
Inflation adjustment	(759)	(88,550)
Closing balance	8,742	915,984

Movements in the provisions for the total of receivables from financial services are as follows:

	31 March 2026	31 March 2025
Opening balance	237,287	232,602
Provision for impairment recognized during the year	152,634	156,439
Amounts collected	(52,129)	(77,461)
Receivables transferred with receivables transfer contract	-	(67,977)
Inflation adjustment	(23,884)	(21,501)
Closing balance	313,908	222,102

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2026 unless otherwise stated.)

14.	Financial instruments (continued)

Foreign exchange risk

The Group’s exposure to foreign exchange risk at the end of the reporting period, based on notional amounts, was as follows:

	31 March 2026
	USD	EUR	RMB
Foreign currency denominated assets
Other non-current assets	69	11	-
Financial asset at fair value through other comprehensive income	824,043	302,313	-
Due from related parties - current	71	-	-
Trade receivables and contract assets	28,504	23,763	-
Other current assets	12,928	2,061	-
Cash and cash equivalents	1,226,253	382,571	-
	2,091,868	710,719	-
Foreign currency denominated liabilities
Loans and borrowings - non-current	(1,284,354)	(521,065)	(1,429,563)
Debt securities issued - non-current	(1,414,973)	-	-
Due from related parties - non-current	(372,796)	-	-
Lease obligations - non-current	(181,653)	(6,824)	-
Other non-current liabilities	(39,622)	-	-
Loans and borrowings - current	(160,163)	(318,566)	(196,679)
Debt securities issued - current	(100,557)	-	-
Lease obligations - current	(12,006)	(1,175)	-
Other current liabilities	(4,551)	(11,464)	-
Trade and other payables - current	(232,298)	(28,563)	(704,461)
Due to related parties	(383,806)	-	-
	(4,186,779)	(887,657)	(2,330,703)

Financial liabilities defined as hedging instruments (*)	2,384	103,217	-
Exposure related to derivative instruments
Participating cross currency swap and FX swap contracts	450,000	13,899	33,696
Currency forward contracts	788,021	11,027	-
Net exposure	(854,506)	(48,795)	(2,297,007)

(*) Turkcell, the main shareholder of the Group, uses a loan amounting to EUR 56,576 as a hedging instrument to protect against foreign exchange risk arising from the translation of its net investments in a foreign subsidiary into Turkish Lira. The foreign exchange gains/losses related to this loan are recognized under equity in the “gains/losses on net investment hedge of a foreign operation” account, to be offset against the foreign exchange differences arising from the translation of the net assets of the foreign operation into Turkish Lira.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2026 unless otherwise stated.)

14.	Financial instruments (continued)

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies; the analysis excludes net foreign currency investments.

A 10% strengthening/weakening of the TRY, BYN, EUR against the following currencies as at 31 March 2026 would have increased/(decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

31 March 2026
	Profit/(Loss)		Equity
Sensitivity analysis	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency
1- USD net asset/liability	(3,792,648)	3,792,648	-	-
2- Hedged portion of USD risk (-)	-	-	(10,581)	10,581
3- USD net effect (1+2)	(3,792,648)	3,792,648	(10,581)	10,581

4- EUR net asset/liability	(248,970)	248,970	-	-
5- Hedged portion of EUR risk (-)	-	-	(526,651)	526,651
6- EUR net effect (4+5)	(248,970)	248,970	(526,651)	526,651

7- Other foreign currency net asset/liability (RMB)	(1,467,098)	1,467,098	-	-
8- Hedged portion of other foreign currency risk (-) (RMB)	-	-	-	-
9- Other foreign currency net effect (7+8)	(1,467,098)	1,467,098	-	-
Total (3+6+9)	(5,508,716)	5,508,716	(537,232)	537,232

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2026 unless otherwise stated.)

14.	Financial instruments (continued)

Financial assets:

Carrying values of a significant portion of financial assets do not differ significantly.

Financial liabilities:

As at 31 March 2026 and 31 December 2025; for the majority of the borrowings, the fair values are not materially different to their carrying amounts since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature.

The carrying amounts and fair values of non-current borrowings and current portion of non-current borrowings are as follows:

	Carrying amount	Fair value
As at 31 March 2026:
Bank loans	14,677,707	14,889,389
Debt securities	67,265,419	68,408,588

	Carrying amount	Fair value
As at 31 December 2025:
Bank loans	14,890,157	15,061,276
Debt securities	72,030,736	75,449,739

15.	Guarantees and purchase obligations

At 31 March 2026, outstanding purchase commitments with respect to property, plant and equipment, inventory, advertising and sponsorship amount to TRY 16,671,537 (31 December 2025: TRY 16,945,428).

The Group is contingently liable in respect of letters of guarantee obtained from banks and given to public institutions and private entities, and financial guarantees provided to subsidiaries amounting to TRY 46,593,571 at 31 March 2026 (31 December 2025: TRY 49,249,984).

BeST has an investment commitment that covers the years 2022-2032 with a total investment amount of not less than USD 100,000, in accordance with the agreement which is signed between the Republic of Belarus, BeST and the Company on 30 November 2022. As of 31 December 2025, the remaining investment commitment is amounting to USD 61,549 (TRY equivalent of 2,731,788).

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2026 unless otherwise stated.)

16.	Commitments and Contingencies

Disputes Between the Group and BTK

As a result of investigations and reviews conducted by Information and Communication Technologies Authority (BTK) regarding the Group, there were no administrative fines imposed in the first quarter of 2026. The provision amounting to TRY 480,945 set aside in prior periods continued to be carried in the condensed consolidated finansal statements for those ongoing reviews where the likelihood and significance of a potential penalty are considered high.

In addition, the Group has filed various lawsuits against BTK. These lawsuits generally relate to the annulment of administrative fines imposed by BTK following its investigations and reviews concerning the Group.

General Assessment of Ongoing Lawsuits and Investigations

The Company’s Management has evaluated the likelihood of an outflow of resources embodying economic benefits in relation to various lawsuits, investigations, audits, and ongoing reviews. As of March 31, 2026, a provision of TRY 421,017 has been recognized in the condensed consolidated financial statements. The provision allocated for ongoing investigations, reviews, lawsuits, and audits represents Management’s best estimate, and actual future outcomes may differ from the Group’s current assessments.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2026 unless otherwise stated.)

17.	Related parties

Receivables from related party	31 March 2026	31 December 2025
Güneş Express Havacılık A.Ş.("Sun Express")	53,246	46,035
TOGG	37,933	34,814
Türksat Uydu Haberleşme Kablo TV ve İşletme A.Ş. ("Türksat")	31,139	38,342
Ziraat Bankası	27,672	27,924
Türk Hava Yolları AŞ (“THY”)	26,159	51,086
THY Teknoloji ve Bilişim A.Ş. ("THY Teknoloji")	24,816	-
TT Mobil	20,007	74,966
Türk Telekom	12,361	222
Assistt Rehberlik ve Müşteri Hizmetleri A.Ş. ("Assistt")	10,760	380
Enerji Piyasaları İşletme A.Ş. (“EPİAŞ”)	-	98,022
Others	20,176	32,650
	264,269	404,441

Payables to related party	31 March 2026	31 December 2025
T.C. Hazine ve Maliye Bakanlığı	33,582,583	24,853
Türkiye Sigorta	563,926	371,150
Enerji Piyasaları İşletme A.Ş. (“EPİAŞ”)	377,241	232,314
TT Mobil	184,267	218,007
Türk Telekom	19,488	318,076
TOGG	-	404,728
Others	54,097	100,452
	34,781,602	1,669,580

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2026 unless otherwise stated.)

17.	Related parties (continued)

Transactions with key management personnel

Key management personnel comprise the Group's members of the Board of Directors and chief officers. There are no loans to key management personnel as of 31 March 2026 and 2025.

The Group provides additional benefits to key management personnel and contributions to retirement plans based on a pre-determined ratio of compensation.

	31 March 2026	31 March 2025
Short-term benefits (*)	196,263	132,585
Long-term benefits	335	293
Termination benefits	341	129
	196,939	133,007

(*) Short term benefits include share based payments.

The following transactions occurred with related parties:

Revenue from related parties	31 March 2026	31 March 2025
Türk Telekom Mobil İletişim Hizmetleri A.Ş (“TT Mobil”) (*)	350,882	411,970
Enerji Piyasaları İşletme A.Ş. (“EPİAŞ”)(*)	200,928	244,300
Ziraat Bankası A.Ş. (“Ziraat Bankası”) (*)	190,450	75,207
Türk Hava Yolları A.Ş. (“THY”) (*)	98,727	155,442
Güneş Express Havacılık A.Ş. (“Sun Express”) (*)	73,789	80,453
Türk Telekomünikasyon A.Ş (“TT”)(*)	69,031	56,271
Türksat Uydu Haberleşme Kablo TV ve İşletme A.Ş (“Türksat”)(*)	51,842	46,066
TOGG (**)	45,022	44,531
Türkiye Halk Bankası AŞ (“Halkbank”) (*)	37,577	10,459
THY Teknoloji ve Bilişim A.Ş. ("THY Teknoloji") (*)	36,666	-
Others	132,078	112,468
	1,286,992	1,237,167

Related party expenses	31 March 2026	31 March 2025
EPİAŞ (*)	796,891	891,209
Türk Telekomünikasyon A.Ş (*)	759,655	760,743
TT Mobil (*)	176,779	435,193
T.C. Hazine ve Maliye Bakanlığı	104,868	114,049
PTT (*)	46,256	48,815
Vakıfbank	-	523,204
Diğer ilişkili kuruluşlardan gelirler	129,223	282,595
	2,013,672	3,055,808

(*) Related parties, which TVF directly and / or indirectly has control or joint control or significant influence.

(**) Related parties which is associate.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2026 unless otherwise stated.)

17.	Related parties (continued)

Details of the financial assets and liabilities with related parties as of 31 March 2026 and 31 December 2025 are as follows:

	31 March	31 December
	2026	2025
Banks - Time deposits	44,837,978	62,339,264
Banks - Demand deposits	1,417,788	1,309,528
Receivables from reverse repo	7,670,262	-
Financial investment (*)	13,156,413	16,318,970
Bank borrowings	(975,183)	(312,058)
Debt securities issued	(718,037)	(1,300,247)
Lease liabilities (**)	(9,982,165)	(10,348,653)
Impairment loss provision associated with bank deposits and other financial assets	(12,867)	(2,571)
	55,394,189	68,004,233

(*) Financial investments are consist of bonds and currency protected time deposit.

(**) As of March 31, 2026, pursuant to the lease agreement entered into by the Group with Boru Hatları İle Petrol Taşıma A.Ş. (“BOTAŞ”), an amount of TL 8,550,105 is recognized under lease liabilities in the statement of financial position.

As of 31 March 2026, the amounts of letters of guarantee given to the related parties is TRY 1,268,684 (31 December 2025: TRY 3,262,278).

Details of the time deposits at related parties as of 31 March 2026 and 31 December 2025 are as follows:

	31 March	31 December
	2026	2025
Ziraat Bankasi	35,636,086	55,507,791
Ziraat Kat&inodot;l&inodot;m	4,266,323	3,041,592
Vak&inodot;fbank	3,900,171	3,616,450
Halkbank	1,035,398	173,431
	44,837,978	62,339,264

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2026 unless otherwise stated.)

17.	Related parties (continued)

Details of the time deposits at related parties

Amount in Original		Effective		31 March
Currency	Currency	Interest Rate	Maturity	2026
777,995	USD	3.2%	April - May 2026	34,535,277
112,820	EUR	1.4%	April - May 2026	5,758,869
4,532,392	TL	38.1%	April 2026	4,543,832
				44,837,978

Details of the bank borrowings at related parties

Principle Amount	Currency	Effective Interest Rate	Maturity	31 March 2026
723,320	TL	40.0% - 41.7%	April 2026	730,913
235,000	TL	TLREF+2.0%	August 2027	244,270
				975,183

Details of the debt securities issued at related parties

Amount in Original Currency	Currency	Effective Interest Rate	Maturity	31 March 2026
700,000	TL	36.5% - 39.0%	May - June 2026	718,037
				718,037

Details of the lease liabilities at related parties

Currency	Effective Interest Rate	Maturity	31 March 2026
TL	12.7% - 62.3%	2026 - 2035	1,432,060
USD	8.9% - 9.7%	2040	8,550,105
			9,982,165

Details of the receivables from reverse repo

Amount in Original Currency	Currency	Effective Interest Rate	Maturity	31 March 2026
150,328	EUR	2.8%	June 2026	7,670,262
				7,670,262

Details of the financial investments

Amount in Original Currency	Currency	Maturity	31 March 2026
290,704	USD	April 2026- October 2034	13,156,413
			13,156,413

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2026 unless otherwise stated.)

17.	Related parties (continued)

Interest income to related parties

	31 March 2026	31 March 2025
Ziraat Bankası	340,941	616,029
Vakıfbank	156,666	616,523
Halkbank	37,795	258,178
Ziraat Katılım	12,239	333,867
	547,641	1,824,597

Interest expense to related parties

	31 March 2026	31 March 2025
Halk Varlık Kiralama A.S. ("Halk Varlık Kiralama")	96,320	86,719
Vakifbank	92	662,505
Other	1,564	4,714
	1,656	667,219

The revenues obtained from the related parties of the Group generally consist of telecommunications services, call center services, and other services. The transactions between the Group and EPİAŞ involve the provision of energy services; the transactions with BOTAŞ involve the provision of infrastructure services; the transactions with Halk Bank, Ziraat Bank, Ziraat Investment, and Vakıfbank involve banking services; the transactions with Türksat involve telecommunications services; and the transactions with BIST arise from stock exchange activities. The receivables from related parties are unsecured.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2026 unless otherwise stated.)

18.	Subsidiaries

The Group’s ultimate parent company is TVF, while subsidiaries, associates and a joint venture of the Company as at 31 March 2026 and 31 December 2025 are as follows:

			Effective Ownership Interest
Subsidiaries Name	Country of Incorporation	Business	31 March 2026 (%)	31 December 2025 (%)
Turktell	Türkiye	Information technology, value added GSM services and entertainment investments	100	100
Turkcell Superonline	Türkiye	Telecommunications, television services and content services	100	100
Turkcell Satış	Türkiye	Sales, delivery and digital sales services	100	100
Turkcell Teknoloji	Türkiye	Research and development	100	100
Turkcell Gayrimenkul	Türkiye	Property investments	100	100
Turkcell Dijital	Türkiye	Digitalization services and products	100	100
Atmosware Teknoloji	Türkiye	Develop software products and services, training software developers	100	100
Turkcell Enerji	Türkiye	Electricity energy trade and wholesale and retail electricity sales	100	100
Boyut Enerji	Türkiye	Electricity energy trade and wholesale and retail electricity sales	100	100
Turkcell Finansman	Türkiye	Consumer financing services	100	100
Turkcell Sigorta	Türkiye	Insurance agency activities	100	100
Turkcell Dijital Sigorta	Türkiye	Dijital agency activities	100	100
Turkcell Ödeme	Türkiye	Payment services and e-money license	100	100
Lifecell Dijital Servisler	Türkiye	Development and providing of digital services and products	100	100
Lifecell TV	Türkiye	Online radio, television and on-demand streaming services	100	100
Lifecell Müzik	Türkiye	Radio, television and on-demand streaming services	100	100
Global Tower	Türkiye	Telecommunications infrastructure business	100	100
Beltower	Republic of Belarus	Telecommunications infrastructure business	100	100
Eastasian	Netherlands	Telecommunications investments	100	100
Kıbrıs Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Lifecell Digital	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Turkcell Dijital Teknolojileri	Turkish Republic of Northern Cyprus	Electronic payment services	100	100
Turkcell Global Bilgi	Türkiye	Customer relations and human resources management	100	100
Lifecell Ventures	Netherlands	Telecommunications investments	100	100
Paycell LLC (*)	Ukraine	Consumer financing services	100	100
Paycell Europe	Germany	Payment services and e-money	100	100
Yaani	Netherlands	Internet search engine and browser services	100	100
BiP B.V.	Netherlands	Providing digital services and products	100	100
BiP A.S. (**)	Türkiye	Providing digital services and products	100	100
BeST	Republic of Belarus	Telecommunications	100	100
Lifetech	Republic of Belarus	Information technology, programming and technical support	100	100
Sofra	Türkiye	Meal coupons and cards	100	100
TDC	Türkiye	Data center and cloud services	100	100
Turkcell GSYF	Türkiye	Venture capital investment fund	100	100
Ultia (***)	Türkiye	Information technology	100	100

			Effective Ownership Interest
Associate	Country of		31 March	31 December
Name	Incorporation	Business	2026 (%)	2025 (%)
TOGG	Türkiye	Electric passenger car development, production and trading activities	23	23

(*) As of 27 January 2025, it was decided to liquidate Paycell LLC, established in Ukraine.

(**) BiP A.Ş has been changed to “Turkcell Dijital Teknoloji Satış A.Ş.” as of 1 April 2026.

(***) A liquidation decision was taken on 13 April 2026.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2026 unless otherwise stated.)

19.	Investments accounted for using the equity method

The details of carrying values of investments accounted for using the equity method are as follows:

	31 March 2026	31 December 2025
Associates
TOGG	4,222,212	3,925,878

The movement of investments accounted for using the equity method is as follows:

	31 March 2026	31 March 2025
Opening balance	3,925,878	7,625,203
Shares of profit / (loss)	305,520	(1,130,689)
Remeasurements of defined termination benefit	(18,921)	-
Exchange differences on translation of foreign operations	9,735	-
Closing balance	4,222,212	6,494,514

20.	Seasonality of operations

The Turkish mobile communications market does not exhibit any significant seasonality that materially affects the financial statements.

21.	Subsequent events

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell İletişim Hizmetleri A.Ş. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: May 12, 2026	By:	/s/ Özlem Yardım
		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: May 12, 2026	By:	/s/ Kamil Kalyon
		Name:	Kamil Kalyon
		Title:	Chief Financial Officer

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: May 12, 2026	By:	/s/ Nuri Burak Konuk
		Name:	Nuri Burak Konuk
		Title:	Group Financial Reporting Director